UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TERNS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

THAILAND MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

MERCK SHARP & DOHME LLC

(Parent of Offeror)

A Wholly Owned Subsidiary of

MERCK & CO., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

880881107

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Catherine J. Dargan

Andrew Fischer

Alicia Zhang

Covington & Burling LLP

850 Tenth Street, NW

Washington, D.C. 20001

(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the offer by Thailand Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Terns Pharmaceuticals, Inc., a Delaware corporation (“Terns”), for $53.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal are being mailed to stockholders of Terns together with the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2026 by Terns.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated April 7, 2026.

(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Summary Advertisement, as published in the New York Times on April 7, 2026.

(a)(5)(i)	Joint press release issued by Merck & Co., Inc. and Terns Pharmaceuticals, Inc., dated March 25, 2026 (incorporated by reference to Exhibit 99.1 of the first Merck Sharp & Dohme LLC Pre-Commencement Communication on Schedule TO filed with the SEC on March 25, 2026).

(a)(5)(ii)	Investor presentation of Merck & Co., Inc., dated March 25, 2026 (incorporated by reference to Exhibit 99.1 of the second Merck Sharp & Dohme LLC Pre-Commencement Communication on Schedule TO filed with the SEC on March 25, 2026).

(a)(5)(iii)	Transcript of investor call of Merck & Co., Inc., dated March 25, 2026 (incorporated by reference to Exhibit 99.1 of the Merck Sharp & Dohme LLC Pre-Commencement Communication on Schedule TO filed with the SEC on March 26, 2026).

(b)(1)*	364-Day Delayed Draw Term Loan Credit Agreement, dated as of April 1, 2026, by and among Merck & Co., Inc., the lenders party thereto, and Citibank, N.A.

(c)	Not applicable.

(d)(1)**	Agreement and Plan of Merger, dated as of March 24, 2026, by and among Terns Pharmaceuticals, Inc., Merck Sharp & Dohme LLC and Thailand Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Terns Pharmaceuticals, Inc. Current Report on Form 8-K filed with the SEC on March 25, 2026).

(d)(2)*	Mutual Confidential Disclosure Agreement, dated September 28, 2023, by and between Merck Sharp & Dohme LLC and Terns Pharmaceuticals, Inc.

(d)(3)*	Amendment No. 1 to the Mutual Confidential Disclosure Agreement by and between Merck Sharp & Dohme LLC and Terns Pharmaceuticals Inc., dated July 28, 2025.

(d)(4)*	Amendment No. 2 to the Mutual Confidential Disclosure Agreement by and between Merck Sharp & Dohme LLC and Terns Pharmaceuticals Inc., dated December 22, 2025.

(d)(5)*	Amendment No. 3 to the Mutual Confidential Disclosure Agreement by and between Merck Sharp & Dohme LLC and Terns Pharmaceuticals Inc., effective as of February 6, 2026.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith
**	Certain schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The filing persons agree to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2026

THAILAND MERGER SUB, INC.

By:	/s/ Kelly E. W. Grez
Name:	Kelly E. W. Grez
Title:	Secretary

MERCK & CO., INC.

By:	/s/ Mark Walker
Name:	Mark Walker
Title:	Assistant Treasurer

MERCK SHARP & DOHME LLC

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Senior Vice President, Head of Business Development